FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 5th July 2005


                               File no. 0-17630


                       CRH - Development Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Development Strategy Update




            D E V E L O P M E N T    S T R A T E G Y    U P D A T E

                                                                   5th July 2005

    CRH ANNOUNCES FURTHER DEVELOPMENT INITIATIVES TOTALLING EURO 231 MILLION

CRH plc, the international building materials group, today announces 31 development initiatives totalling euro 231 million (including capital expenditure of euro 63 million on seven large capital projects) undertaken during the first half of 2005.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"The pace of spend to date in 2005 has been somewhat lower than in recent years. However, we continue to work on opportunities for acquisitions across all our operations and remain committed to completing transactions at prices that will contribute to long-term value creation for our shareholders. The acquisitions and development capital projects announced today meet these criteria and are geared towards building leadership positions across the building materials industry with the objective of delivering organic and acquisitive growth and increasing shareholder value."

The initiatives contained in this Development Strategy Update are as follows:

  - Europe Materials: three projects totalling euro 35 million

    Acquisition of 49% of a concrete paving producer together with a major capital investment in Poland and a major kiln conversion project in Ukraine.

  - Europe Products & Distribution: six deals totalling euro 47 million

    Geographical and product expansions in the Concrete, Clay and Building Products groups with the purchase of a leading natural stone supplier in Belgium, a facade/roofing systems business and a fencing company in The Netherlands, a brick-clad precast business in the United Kingdom, a glass roofing company in France and Belgium and a construction accessories company in Switzerland.

  - Americas Materials: nine deals totalling euro 41 million

    Four deals in Ohio (Central Division), comprising an initial entry into readymixed concrete, acquisition of an asphalt business, establishment of an asphalt joint venture and purchase of additional aggregate reserves. The West Division expanded its operations with five acquisitions in Idaho, Utah, Iowa and Wyoming.

  - Americas Products & Distribution: thirteen projects totalling euro 108 million

    Two acquisitions in the Architectural Products Group in the United States (Carolinas) and Canada combined with the construction of two large pallet paver plants in Illinois and Massachusetts and the automation of a roof tile production line in Arizona; acquisition by the Glass Group of a Toronto-based window and curtain wall manufacturer together with two capacity-enhancing projects in Minnesota and Texas; purchase of four interior products distributors and a distributor of roofing and siding products by the Distribution Group.


Contact at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony Chief Executive
Myles Lee Finance Director
Maeve Carton Group Controller

Europe Materials: euro 35 million

The Europe Materials Division acquired 49% of a concrete paving producer in Poland in the first six months of 2005 at a total cost of euro 5 million giving rise to goodwill of euro 2 million. Annual incremental sales amount to euro 5 million. In addition, the Division has commenced two major capital projects, one in Poland and the other in Ukraine, at a total projected cost of euro 30 million.

Poland

In February, Grupa Ozarow acquired an initial 49% stake in Bazaltex, a leading concrete paving producer based in the Silesia and Opole regions of southwestern Poland. The remaining shareholding will be purchased in two tranches, the first later in 2005 and the second in 2008 in line with a pre-agreed earn-out formula. The investment in Bazaltex extends CRH's position in the concrete paving segment.

Grupa Ozarow has recently commenced a capital project to install a new kiln at its Trzuskawica lime plant located 200 kilometres south of Warsaw. The project will allow firing with both natural gas and solid fuels and has a scheduled completion date of January 2007.

Ukraine

Podilsky Cement has recently commenced a capital project to convert from gas-fired kilns to coal and petcoke firing. With a targeted commissioning date of January 2007, the investment will enable the realisation of substantial cost savings predominantly in fuel usage.

Europe Products & Distribution: euro 47 million

The Europe Products & Distribution Division completed six deals in three of its product groups at a total cost of euro 47 million including goodwill of euro 17 million. The annual incremental sales arising from these transactions amount to euro 76 million.

Concrete Products

In June, the Concrete Products group acquired Hofman, a distributor of natural stone products based in Belgium and focusing on the import and resale of new pavers together with the purchase, cleaning and resale of used pavers. With annual sales of euro 10 million, the acquisition expands the group's product portfolio and strengthens its sales and procurement function in this fast-growing segment.

Clay Products

In June, Clay Products Mainland Europe (CPME) purchased Leebo, a designer, manufacturer and installer of facade and roofing systems in The Netherlands with annual sales of euro 10 million. The company provides facade and roofing solutions for new and existing commercial and industrial buildings and residential developments to a broad end-user base. Leebo constitutes a strong entry point into this market for CPME and complements its expansion in more traditional product-market combinations.

In March, Ibstock acquired Manchester Brick & Precast, the market leader in brick-clad precast arches in Great Britain with annual sales of euro 2 million. This acquisition presents a high level of strategic fit with Ibstock's Kevington subsidiary, the market-leading fabricator of brick specials and brick-clad components which was acquired in May 2001.

Building Products

In February, the Daylight & Ventilation division of the Building Products group purchased Laubeuf. With annual sales of euro 37 million, Laubeuf is engaged in the engineering, manufacturing and installation of glass roofs in France and Belgium. The acquisition affords market leadership in the Benelux and France and gives rise to significant potential for cross-selling of products and technology across geographical boundaries.

In June, the group's Construction Accessories division acquired Aschwanden, a leading producer of metal-based construction accessories in Switzerland with annual sales of euro 11 million. Aschwanden operates from one plant close to Bern and carries an extensive product range. The combination of Aschwanden and CRH's existing construction accessories business (comprising Plakabeton and Mavotrans) will enable exchange of construction accessories products between the individual businesses within the platform.

In May, the Fencing & Security division purchased Arfman, a specialised supplier of fauna and railway fencing systems in The Netherlands with annual sales of euro 6 million. This acquisition will strengthen Fencing & Security's market leadership position in The Netherlands and also broaden its product range.

Americas Materials: euro 41 million

The Americas Materials Division completed nine deals at a combined cost of US$54 million (euro 41 million) yielding annual incremental sales of US$58 million. Goodwill of US$11 million (euro 8 million) arose on these transactions.

Central Division

The Central Division completed four deals in Ohio through Shelly, its Ohio-based subsidiary, during the period. In January, the Division entered the readymixed concrete market in northwest Ohio with the acquisition of Dielman, a leading readymixed concrete business in the greater Toledo area with annual volumes of
0.2 million cubic yards. Dielman builds on Shelly's integrated position in Ohio and provides a platform for further growth in the readymixed concrete sector. Erie Blacktop Materials, an asphalt producer in northwest Ohio, was acquired in February. The business has been fully integrated into existing operations. In April, Shelly entered into a 50/50 joint venture in the Columbus metropolitan area with a regional construction company. The joint venture, which operates as Scioto Materials, combines the existing asphalt operations of both companies in the area into one modern, efficient plant operating to the highest environmental standards. In June, Shelly purchased certain assets of C.E. Duff & Sons and entered into a long-term quarry lease in western Ohio with the same party. The transaction enables volume consolidation in the area with consequential scale and production efficiency savings.

West Division

In March, the West Division completed four deals in Idaho, Utah and Iowa. Mountain Home Redi-Mix, a readymixed concrete producer and the largest aggregate supplier in Mountain Home, Idaho, will operate as a bolt-on to existing operations. Mountain Home Redi-Mix enjoys a solid aggregate position and is an excellent fit between market areas already served by existing operations. Fife Rock Products Company, an aggregates, asphalt, readymixed concrete and construction services company based in northern Utah, expands the Division's readymixed concrete market position in northern Utah and brings 35 million tons of high-quality reserves. The acquisition of Peterson Companies, a 0.2 million cubic yard readymixed concrete production and concrete paving company in Des Moines, Iowa, further enhances the Division's readymixed concrete position in the Des Moines market. By way of expanding its reserve base in the central Iowa region, the Division also purchased West Des Moines Sand Company.

Wyoming Materials and Improvement, an asphalt, readymixed concrete and construction company based in northeast Wyoming, was acquired in April. The acquisition, which adds readymixed concrete to the Division's product offerings in Wyoming, has been integrated into existing operations in the state.

Americas Products & Distribution: euro 108 million

The Americas Products & Distribution Division completed a total of eight acquisitions during the first half of 2005 at a combined cost of US$94 million (euro 75 million) yielding annual incremental sales of US$145 million. These deals generated goodwill of US$53 million (euro 43 million). In addition, the Division has commenced five major capital projects during the period at a total cost of US$41 million (euro 33 million).

Architectural Products Group (APG)

In January, APG purchased the assets of P&L Bark Nurseries, a leading supplier of bagged and bulk mulch and soil operating two manufacturing plants in the Carolinas. P&L Bark's primary customers are the national homecenter chains, national mass merchants and independent retailers. The deal follows the acquisition of Greenleaf Products in February 2004 and is part of APG's strategy to further increase penetration of the homecenter market in the United States.

In February, APG purchased the hardscape assets of Central Precast, a diversified Canadian manufacturer of hardscape products, comprising pavers, segmental retaining walls and slabs. Central operates from two facilities in Ottawa, on the border between Ontario and Quebec. In conjunction with reinforcing APG's current presence in Ottawa through its Permacon subsidiary, the acquisition consolidates APG's leadership in Quebec and gives rise to the second largest hardscape producer in Ontario on a combined basis.

As part of its continuing development of an integrated manufacturing complex at Channahon, Illinois, APG has commenced the construction of a large pallet paver plant and stone bagging line at this location. Similarly, a project to install a large pallet paver plant and block machine has been undertaken in Holbrook, Massachusetts. Both facilities will enhance APG's ability to service the US homecenter, hardscapes and masonry markets. Together with the above, a capital investment has been made to automate a production line in Casa Grande, Arizona with the objective of expanding capacity and enhancing APG's competitiveness in the Arizona concrete roof tile market.

Glass Group

Fulton Windows, a leading manufacturer of architectural-rated operable windows and curtain wall in Toronto, Canada, was acquired by the Glass Group in June. Fulton's products, which complement the Glass Group's existing architectural glass, storefront and structural glass wall products, are sold internationally through a diversified network of specialised dealers and installers. The acquisition of Fulton is another step towards achieving the Glass Group's objective to become the leading provider of high-performance architectural glass and aluminium glazing systems.

During the first half of 2005, the Glass Group commenced two major capital expenditure projects in Albertville, Minnesota and Houston, Texas. Both projects will enable the locations to manufacture new generation soft-coat energy-efficient glass products, as well as enhance efficiency, throughput and capacity.

Distribution Group

As detailed below, the Distribution Group (Allied Building Products) has significantly expanded its interior products division with four acquisitions during the period giving rise to incremental annual sales of US$70 million. Interior products comprise gypsum wallboard, steel stud, acoustical ceiling tile /grid and accessories. Allied also completed one acquisition with annual sales of US$20 million in its traditional roofing and siding sector.

In January, Allied purchased Bryant Building Products, a single-branch interior products distributor in Ohio. Also in January, Allied acquired Dashco, a New Jersey-based two-branch interior products distributor. Dashco is the largest distributor of Armstrong acoustical ceiling tile in northern New Jersey. In June, Allied acquired Global Building Supply Company. With three branches in the Washington D.C. area, Global services both commercial and residential customers. RME Construction & Supply Co., a single-branch interior products distributor was also acquired in June. Based on the Hawaiian island of Maui, RME represents an attractive add-on for G.W. Killebrew which is based in Honolulu, the principal city of the Hawaiian Islands, and was acquired in January 2004.

The acquisition of Norge Builders was completed by Allied in early June. Norge is a distributor of siding, roofing, windows and garage doors in northern New Jersey. Operating from four branches, Norge offers opportunities for Allied in the garage doors product line while increasing Allied's presence in its core roofing and siding markets.

                                   ** Ends **

  CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404
                            1000 FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland




                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director






                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  05 July 2005